

||||||| 08028763

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2008

SEC FILE NUMBER
8- 49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2007__ AND ENDING _DECEMBER 31, 2007_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PERCIVAL FINANCIAL PARTNERS, LTD.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

Village Square II Suite 252 5100 Falls Road
(No. and Street)

Baltimore, MD   21210
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth P. Taylor, Sr.   (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard N. Colman, CPA, Auditors, PC
(Name – if individual, state last, first, middle name)

2 Reservoir Circle Suite 100 Baltimore, MD 21208
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Kenneth P. Taylor, Sr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Percival Financial Partners, Ltd._____ , as of _December 31,_____ , 20 _07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                               _____
                                                          Signature

BRYAN W. LEPAGE   Kenneth P. Taylor, Sr. President
NOTARY PUBLIC   Title
Baltimore County, MD
My Commission Expires Aug. 10, 2008

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: PERCIVAL FINANCIAL PARTNERS, LTD.
Address: VILLAGE SQUARE II SUITE 252
        5100 FALLS ROAD
        BALTIMORE, MD 21210
Telephone: 410-323-5333
SEC Registration Number: 8 - 49577
NASD Registration Number: 41813

(ii) Accounting Firm
Name: RICHARD N. COLMAN, CPA, AUDITORS, PC
Address: 2 RESERVOIR CIRCLE SUITE 100 BALTIMORE, MD 21208
Telephone: 410-653-0800
Accountant's State Registration Number: 8371

(iii) Audit date covered by the Agreement: DECEMBER 31, 2007

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - -
(check one)

( ) is for the annual audit only for the fiscal year ending 2 *
(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form
each successive year. Pursuant to Rule 17a-5(f)(2), the above person has been designated
as the independent public accountant for the above-mentioned broker or dealer. I
understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange
Commission will not recognize: (a) any person as a certified public accountant who is not
duly registered in good standing as such under the laws of his place of residence or
principal office; or (b) any person as a public accountant who is not in good standing and
entitled to practice as such under the laws of his place of residence or principal office.
Lastly, I understand that should the above-mentioned broker-dealer submit an audit by
someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem
the audit of the broker-dealer to not have been filed.

Signature: _____
Name: KENNETH P. TAYLOR, SR   President

Date: 2/20/08

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2007

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS ♦ AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2007

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS ♦ AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2007
CONTENTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS * AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

We have audited the statement of financial condition of Percival Financial Partners, Ltd. as of December 31, 2007, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, and related schedules thereto, referred to above present fairly, in all material respects, the financial position of Percival Financial Partners, Ltd. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS * AUDITORS
A Professional Corporation

Baltimore, Maryland
January 22, 2008

Members: American Institute of Certified Public Accountants • Maryland Association of Certified Public Accountants

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents (Note 1)	127,916
Accounts Receivable (Notes 1 and 2)	7,188
Employee Receivables	68,559
Prepaid Expenses	25,876
TOTAL CURRENT ASSETS	229,539

FIXED ASSETS (Note 3)

Furniture	27,176
Office Equipment	77,683
Leasehold Improvements	8,832
TOTAL FIXED ASSETS, at cost	113,691
ACCUMULATED DEPRECIATION (Note 3)	96,428
TOTAL FIXED ASSETS, net	17,263

OTHER ASSETS

Organizational Expense (net of $2,500 of accumulated amortization)	0
TOTAL OTHER ASSETS	0
TOTAL ASSETS	246,802

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

CURRENT LIABILITIES

Accounts and Pension Payable (Note 1)	26,983
TOTAL CURRENT LIABILITIES	26,983
TOTAL LIABILITIES	26,983

STOCKHOLDERS' EQUITY

Common Stock, $1 Par Value	
(75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	275,500
Retained Earnings (Deficit)	(105,681)
TOTAL STOCKHOLDERS' EQUITY	219,819

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	246,802

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

	$	%
COMMISSION INCOME	1,032,455	100.00
COST OF COMMISSIONS		
Execution Expense	25,466	2.48
Clearance Expense	0	0.01
Cost of Sales	131,186	12.72
Fees Expense	0	0.00
TOTAL COST OF COMMISSIONS	156,652	15.21
GROSS PROFIT	875,803	84.79
OPERATING EXPENSES (See Schedule)	857,239	83.00
NET INCOME (LOSS) FROM OPERATIONS	18,564	1.79
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	1,928	0.19
Loss on Sale of Asset	0	0.00
Miscellaneous Income	460	0.04
Rental Income	0	0.00
TOTAL OTHER INCOME (EXPENSE)	2,388	0.24
NET INCOME (LOSS)	20,952	2.03
RETAINED EARNINGS (DEFICIT), Beginning	(126,633)	
S Corporation Distributions	0	
RETAINED EARNINGS (DEFICIT), Ending	(105,681)	

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES:

Net Income (Loss)   20,952

Adjustments to Reconcile Net Income (Loss) to
 Net Cash Provided by Operating Activities:

Amortization	0
Depreciation	5,790
Interest and Dividend Income	(1,928)
Loss on Sale of Asset	0
Decrease in Accounts Receivable	32,645
Increase in Prepaid Expenses	(22,682)
Increase in Accounts Payable	3,524
Total Adjustments	17,349
Net Cash Provided By Operating Activities	38,301

CASH FLOWS FROM INVESTING ACTIVITIES:

Dividend Income	1,928
Increase in Employee Receivables	(28,149)
Acquisition of Fixed Assets	(2,153)
Loss on Sale of Asset	0
S Corporation Distributions	0
Rounding	(1)
Net Cash Flows From Investing Activities:	(28,375)

CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash Flows From Financing Activities	0

NET INCREASE (DECREASE) IN CASH	9,926
CASH AND CASH EQUIVALENTS, BEGINNING	117,990
CASH AND CASH EQUIVALENTS, ENDING	127,916
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	(126,633)
Additions	0	0	0
Reductions	0	0	0
Net Income (Loss)	0	0	20,952
Ending Balance	50,000	275,500	(105,681)

PERCIVAL FINANCIAL PARTNERS, LTD.

THIS PAGE INTENTIONALLY LEFT BLANK

-7-

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the National Association of Securities Dealers. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Pershing, LLC (a BNY Securities Group Company). The majority of clients, both as a function of number and volume, are institutional based money management firms managing investment portfolios on behalf of their national institutional clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

On August 1, 2006 Kenneth P. Taylor, Sr. bought the shares previously owned by Arnold Smolen and now owns 50,000 shares and is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholders.

Note 2 - ACCOUNTS RECEIVABLE

The allowance for doubtful accounts as of December 31, 2007 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2007 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION
Furniture and Fixtures	$ 27,176	$ 24,790
Office Equipment	77,683	70,647
Leasehold Improvements	8,832	991
Total Fixed Assets - Cost	$ 113,691	$ 96,428

Depreciation expense for the year ended December 31, 2007 was $5,790.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a three year operating lease expiring September 30, 2008. It is management's intention to renew this lease. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2008	34,732
TOTAL	$ 34,732

Note 5 - OTHER COMMITTMENTS

On October 3, 2005 the Company entered into an agreement with Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.) to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.) This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $103,560 with an aggregate indebtedness to net capital ratio of 0.261.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2007. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the NASD. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% matching contribution by the company. For the year ended December 31, 2007 this contribution is $11,671.

Note 9 – CONTINGENCIES

On October 3, 2005 the Company entered into an agreement with Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.) to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005. This contract is an exclusive clearing agreement with an initial term of five (5) years. While it is not Management's intention to terminate this contract, there is a penalty clause for early termination which is composed of (1) the greater of $10,000 or the conversion cost plus (2) the remaining number of months in the term multiplied by the average monthly fees for the prior twelve (12) months. The contingent termination cost through the maturity of the agreement is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2008	189,486
2009	91,585

THIS PAGE INTENTIONALLY LEFT BLANK

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS + AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE
COMMISSION RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SECURITIES AND
EXCHANGE COMMISSION RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS ♦ AUDITORS
A Professional Corporation

Baltimore, Maryland
January 22, 2008

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Computation of Net Capital

Total Stockholdres' Equity	219,819
Deduct: Stockholders' Equity not Allowable for Net Capital	0
Stockholders' Equity Qualified for Net Capital	219,819
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	219,819
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $24,790 Accumulated Depreciation)	2,386
Office Equipment (Cost $77,683 less $70,647 Accumulated Depreciation)	7,036
Leasehold Improvements (Cost $8,832 less $991 Accumulated Depreciation)	7,841
Other Assets	94,435
Total Non-Allowable Assets	111,698
Total Deductions and/or Charges:	111,698
Net Capital Before Haircuts on Securities Positions	108,121
Haircuts on Securities Positions	
Total Haircuts on Securities Positions	0
Net Capital	108,121
Total Aggregate Indebtedness	
Accounts Payable	26,983
Total Aggregate Indebtedness	26,983
Ratio of Total Aggregate Indebtedness to Net Capital	0.250

Computation of Basic Net Capital Requirement

Net Capital per Above	108,121
Minimum Net Capital Requirement of Reporting Broker per NASD Agreement	5,000
Excess Net Capital	103,121
Excess Net Capital at 1,000% (Net Capital less 10% Aggregage Indebtedness)	105,423

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report   108,121

Add:

Deduct:

Net Capital per Above   108,121

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

	$	%
OPERATING EXPENSES		
Advertising & Promotion	586	0.06
Amortization	0	0.00
Automobile	22,658	2.19
Bank Service Charges	965	0.09
Computer Expense	0	0.00
Consulting Expense	27,820	2.69
Contributions	46,950	4.55
Delivery, Courier and Postage	1,691	0.16
Depreciation	5,790	0.56
Dues, Subscriptions, and Publications	74,417	7.21
Education and Seminars	0	0.00
Employee Benefits	30,095	2.91
Entertainment	68,606	6.64
Insurance	2,896	0.28
Interest	0	0.00
Legal and Accounting	32,530	3.15
Office Expense	20,474	1.98
Payroll Services	2,160	0.21
Payroll Taxes	25,358	2.46
Pension Expense	13,259	1.28
Rent and Occupancy Expense (Note 4)	37,995	3.68
Repairs and Maintenance	0	0.00
Salaries, Wages and Bonuses	403,934	39.12
Taxes and Licenses	1,795	0.17
Telephone and Communication	21,842	2.12
Travel	15,418	1.49
TOTAL OPERATING EXPENSES	857,239	83.00

